Filed by Vacasa, Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: TPG Pace Solutions Corp.

Commission File No.: 001-40319

Bloomberg Radio Interview – November 8, 2021

Participants:

•	Matt Miller, Bloomberg Radio
•	Ed Ludlow, Bloomberg Radio
•	Matt Roberts, Vacasa

Matt Miller:

Alright, you mentioned vacation, and I want to bring in our next guest right now. Matt Roberts joins us. He’s the CEO of Vacasa, formerly running Open Table, so he has a lot of experience in these businesses. And Matt, I guess Vacasa is a portmanteau. Is that what’s it called? Portmanteau or portman---? It’s a combination of two words. I guess vacation and casa, right? What do you do?

Matt Roberts:

Yeah, that’s right. Yeah, no, we are focused on – first, thanks for having me on. We are focused on the supply side of the vacation rental equation. We both have, you know, we have over 30,000 properties. We are the largest in the nation and what we do is we bring online nights for people to rent at vacation rentals. And so we then retail that on our own site, but we also do it on VRBO, Booking, Airbnb, etc.

Ed Ludlow:

Matt, you heard Matt and I just talking about the great reopening of the transatlantic route. What is the demand? You know, what are you seeing November 8 onward from Europeans, from Brits that want to come to the United States for vacation, to visit loved ones, whatever it may be?

Matt Roberts:

Yeah, really excited to see the reopening and it’s going to in our opinion just add to the already incredibly strong demand that we’re seeing. Our business is booming and, you know, we just happen to be focusing also on the hottest segment of the entire travel industry right now which is vacation rentals. You know, what we’re seeing is more and more people are going to travel over the holidays, especially folks with young children. I think it’s like 65 percent are planning on traveling, so this incremental demand on top of an already very, very healthy market is a welcome to, you know, to all of us in this industry.

Matt Miller:

Healthy and changing, right? I mean, you mention you do your own business, but you also work through VRBO and Airbnb. I had a wedding in Valencia last month and so many guests were poo-pooing the, you know, standard hotel reservation and looking immediately instead for other rentals. So how much has this market changed?

Matt Roberts:

I think it’s changed quite a bit. It has changed a lot not just over the pandemic, but really over the last decade. It’s grown at 2x. Vacation rentals is 2x the growth rate of traditional accommodations, and now that you’re seeing post-pandemic or in-pandemic changes to the way people are working and traveling. There’s more four-day weekends available. People can work from anywhere. You know, homes are just the logical choice for that type of flexibility.

Ed Ludlow:

Can we talk a little bit quickly about the holiday season. You know, it’s really interesting. Is there any sort of geographical spilt for where the demand is in the United States? Is it literally holiday traffic, holiday season traffic that’s driving sales?

Matt Roberts:

That’s right. Again, it’s a continuation of the strong demand we had all the way through the summer season. Seventy-two percent of travelers are still opting to drive to their destination, so that part of the pandemic is still really strong…

Ed Ludlow:

It’s a long way to Napa Valley, Matt. It’s a long way to Napa Valley.

Matt Roberts:

[Laughs] Yeah, it’s a long way to Napa Valley, exactly. But we’re also seeing just the general confidence level is way up and, you know, before they said like if there was spike in any kind of COVID cases, only 49 percent said they would change their plans. And that was compared to nearly 75 percent who would change their plans before, so there’s just such increased confidence level, not just in the holiday season, but 63 percent of Americans said that they would plan to take a trip in 2022. And 82 percent of those said that they’re going to travel more in 2022 than 2021. Just people are very much excited to get back to a more normalized travel environment.

Matt Miller:

Everybody wants to get out there. Everybody wants to do a SPAC merger. You have one with TPG Pace Solutions. Why’d you choose that instead of a traditional IPO?

Matt Roberts:

Well look, the end result is the same. We’re going to be trading on NASDAQ under VCSA. The approach was really partner based. TPG Pace Solutions has just a great, been great business partners for us and, you know, Karl Peterson was the cofounder of Hotwire. He’s going to be joining our board. It very much looks like a traditional IPO though. I mean, there’s really, there’s no warrant, there’s no selling shareholders. Relatively low float relative to the overall market cap. So I think it’ll perform very much like a traditional IPO in the end.

Matt Miller: Matt, thanks so much for joining us. Matt Roberts there, the chief executive officer of Vacasa talking to us about travel.

Additional Information and Where to Find It

This communication is being made in connection with a proposed business combination involving Vacasa and TPGS. In connection with the proposed transaction, Vacasa, Inc. (“NewCo”) has filed with the SEC a registration statement on Form S-4 that includes a preliminary proxy statement for the shareholders of TPGS, which also constitutes a preliminary prospectus of NewCo. TPGS urges investors, shareholders and other interested persons to read the preliminary proxy statement/prospectus as well as other documents filed with the SEC (including, when available, the definitive proxy statement/prospectus) because these documents will contain important information about TPGS, Vacasa, NewCo and the business combination. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of TPGS as of a record date to be established for voting on the proposed business combination. Shareholders will also be able to obtain a copy of the proxy statement/prospectus, without charge, by directing a request to: TPG Pace Solutions, 301 Commerce St., Suite 3300, Fort Worth, TX 76102. The preliminary proxy statement/prospectus and, once available, the definitive proxy statement/prospectus, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in Solicitation

TPGS, NewCo, Vacasa and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of TPGS in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of certain of TPGS’s executive officers and directors in the solicitation by reading TPGS’s initial public offering prospectus, which was filed with the SEC on April 9, 2021, and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Other information concerning the interests of participants in the solicitation, which may, in some cases, be different than those of their shareholders generally, is set forth in the proxy statement/prospectus relating to the business combination. Shareholders, potential investors and other interested persons should read the preliminary proxy statement/prospectus and, once available, the definitive proxy statement/prospectus, carefully before making any voting or investment decisions. Copies of these documents may be obtained for free from the sources indicated above.

Forward-Looking Statements

Certain statements made in this communication are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “expect”, “estimate”, “plan”, “outlook”, and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, actual results may differ materially from TPGS’s or Vacasa’s expectations or projections. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: (i) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement for the business combination between TPGS and Vacasa (the “Business Combination Agreement”); (ii) the ability of the combined company to meet listing standards following the transaction and in connection with the consummation thereof; (iii) the inability to complete the transactions contemplated by the Business Combination Agreement due to the failure to obtain approval of the shareholders of TPGS or other reasons; (iv) the failure to meet the minimum cash requirements of the Business Combination Agreement due to TPGS shareholders redemptions and one or more defaults by the investors in the private placement that is being undertaken in connection with the business combination, and failing to obtain replacement financing; (v) costs related to the proposed transaction; (vi) changes in applicable laws or regulations; (vii) the ability of the combined company to meet its financial and strategic goals, due to, among other things, competition, the ability of the combined company to pursue a growth strategy and manage growth profitability; (viii) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (ix) the continuing or new effects of the COVID-19 pandemic on TPGS and Vacasa and their ability to consummate the transaction; and (x) other risks and uncertainties described herein, as well as those risks and uncertainties discussed from time to time in other reports and other public filings with the SEC by TPGS and NewCo.

Additional information concerning these and other factors that may impact TPGS’s and Vacasa’s expectations and projections can be found in TPGS’s periodic filings with the SEC, in the preliminary proxy statement/prospectus included in the registration statement on Form S-4 filed with the SEC by NewCo., and in the definitive proxy statement/prospectus when available. TPGS’s and NewCo’s SEC filings are available publicly on the SEC's website at www.sec.gov.

The foregoing list of factors is not exclusive. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither TPGS nor Vacasa undertakes or accepts any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, subject to applicable law.

No Offer or Solicitation

This communication does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This communication also does not constitute an oﬀer to sell or the solicitation of an oﬀer to buy securities, nor will there be any sale of securities in any state or jurisdiction in which such oﬀer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No oﬀering of securities will be made except by means of a prospectus meeting the requirements of Securities Act of 1933, as amended, or an exemption therefrom.

No Assurances

There can be no assurance that the transactions described herein will be completed, nor can there be any assurance, if such transactions are completed, that the potential benefits of combining the companies will be realized. The description of the transactions contained herein is only a summary and is qualified in its entirety by reference to the definitive agreements relating to the transactions, copies of which have been filed as exhibits to the Current Report on Form 8-K filed by TPGS with the SEC on August 3, 2021.